(Fundamental Large Cap Core Fund)

Shareholder meeting

The Fund held a Special Meeting of Shareholders on January 19, 2016. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between Fundamental Large Cap Core Fund and John Hancock Large Cap Equity Fund

THE PROPOSAL PASSED ON January 19, 2016.

For	Against	Abstain
1,696,727.6361	37,845.0163	221,250.1616